Exhibit 99.1

Mobilicom’s ICE Cybersecurity Software Drone Solutions Purchased by Israel’s Ministry of Defense

Mobilicom’s end-to-end cybersecure solutions are used in small-sized drones for reconnaissance, surveillance, and intelligence gathering

Shoham, Israel, Jan. 24, 2024 (GLOBE NEWSWIRE) -- Mobilicom Limited (Nasdaq: MOB, MOBBW), a provider of cybersecurity and robust solutions for drones and robotics, today announced that its ICE Cybersecurity, the world’s first AI-based 360° software cybersecurity system for drones, has been chosen by Israel’s Ministry of Defense for its small-sized drone program. Mobilicom’s proven solutions, including its ICE Suite and SkyHopper Pro datalinks were purchased for immediate delivery. The initial order was fully delivered in January 2024. Additional orders and deliveries are expected in Q2 2024 and beyond.

An essential software cybersecurity system for drones, robotics, and autonomous platforms, Mobilicom’s Immunity, Cybersecurity, and Encryption (ICE) solution is a first-of-its-kind multi-faceted and multi-tiered suite that autonomously protects the platform, safeguards communication channels and encrypts collected and transmitted data. The ICE suite can defend against more than 10 types of cyber breaches and malicious attacks, including jamming, man in the middle, CPU, server attacks, and more in real-time without requiring intervention by an operator.

“Israel’s Ministry of Defense has thoroughly tested our ICE Cybersecurity software solution and validated its robust capabilities. Mobilicom has already commenced shipping our ICE Suite software solution bundled with the SkyHopper Pro datalinks to be incorporated into small-sized reconnaissance drones. These drones are immediately being delivered for surveillance and intelligence gathering,” stated Mobilicom CEO and Founder Oren Elkayam.

“Our cutting-edge cybersecurity protection suite can support defense and security in the region, specifically against interference and jamming in harsh environments. Cybersecurity capabilities are Mobilicom’s core differentiator and a significant need in the market. As the utilization of small-sized drones for surveillance and intelligence expands, the corresponding increase in the threat of cyberattacks underscores the need for Mobilicom’s proven solutions.”

About Mobilicom

Mobilicom is a leading provider of cybersecure robust solutions for the rapidly growing defense and commercial drones and robotics market. Mobilicom’s large portfolio of field-proven technologies includes cybersecurity, software, hardware, and professional services that power, connect, guide, and secure drones and robotics. Through deployments across the globe with over 50 customers, including the world’s largest drone manufacturers, Mobilicom’s end-to-end solutions are used in mission-critical functions.

For investors, please use https://ir.mobilicom.com/

For company, please use www.mobilicom.com

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. For example, the Company is using forward-looking statements when it discusses that additional orders and deliveries are expected in Q2 2024 and beyond and increases in the threat of cyberattacks underscores the need for the Company’s proven solutions. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Mobilicom Limited’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the Company’s filings with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Mobilicom Limited undertakes no duty to update such information except as required under applicable law.

For more information on Mobilicom, please contact:

Liad Gelfer

Mobilicom Ltd

liad.gelfer@mobilicom.com